SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              AVIATION GROUP, INC.
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)


                                   053667 10 1
                                 (CUSIP Number)

                            Daryl B. Robertson, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 19, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]




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



CUSIP No.   053667 10 1
           -------------

     1.   Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of
          Persons: The Sanders Companies, Inc.
                   ---------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]     (b) [ ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions)  00
                                             ----

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization    Texas
                                                 -------

                                  7.  Sole Voting Power                    0
                                                                   ---------

         Number of Shares         8.  Shared Voting Power          1,000,000
         Beneficially Owned by                                     ---------
         Each Reporting Person
         With                     9.  Sole Dispositive Power               0
                                                                   ---------

                                 10.  Shared Dispositive Power     1,000,000
                                                                   ---------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,000,000
                                   -----------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class  Represented  by Amount in Row 11.
                                      36.4%
                                     -------

     14.  Type of Reporting Person (See Instructions):
                                       CO
                                      ----

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



CUSIP No.   053667 10 1
           -------------

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Lee B. Sanders
                   --------------

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]     (b) [ ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions)  00
                                             ----

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization    Texas
                                                 -------

                           7.  Sole Voting Power                    0
                                                                   ---------

         Number of Shares         8.  Shared Voting Power          1,000,000
         Beneficially Owned by                                     ---------
         Each Reporting Person
         With                     9.  Sole Dispositive Power               0
                                                                   ---------

                                 10.  Shared Dispositive Power     1,000,000
                                                                   ---------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,000,000
                                   -----------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class  Represented  by Amount in Row 11.
                                      36.4%
                                     -------

     14.  Type of Reporting Person (See Instructions):
                                       IN
                                      ----



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



                                  SCHEDULE 13D
                                 --------------

Item 1.  Security and Issuer
- ----------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share, of Aviation Group, Inc. (the "Company"), whose principal executive offices are located at 700 North Pearl Street, Suite 2170, Dallas, Texas 75201.

Item 2.  Identity and Background
- --------------------------------

     One of the persons filing this Schedule 13D is The Sanders Companies, Inc., a Texas corporation. The principal business address of this corporation is 700 North Pearl Street, Suite 2170, Dallas, Texas 75201. The principal office address is the same as the principal business address.

     The other person filing this Schedule 13D is Lee Sanders, whose business address is 700 North Pearl Street, Suite 2170, Dallas, Texas 75201. Mr. Sanders' principal occupation is serving as President and Chief Executive Officer of the Company. Mr. Sanders is a citizen of the United States of America.

     During the last five years, neither The Sanders Companies, Inc. nor Lee Sanders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

     The Sanders Companies, Inc. ("SCI") acquired 1,000,000 shares of the Common Stock of the Company in connection with the Company's organization in December 1995. These shares were issued in exchange for the transfer by SCI to the Company of all the outstanding Common Stock of TriStar Airline Services, Inc. and TriStar Aircraft Services, Inc., which currently are wholly-owned subsidiaries of the Company. No funds or other consideration were used to purchase these shares. Mr. Sanders owns and controls SCI.

Item 4.  Purpose of Transaction
- -------------------------------

     This Schedule 13D is being filed as a result of the Company's initial public offering which was closed on August 19, 1997. Neither Mr. Sanders nor SCI has purchased any additional shares of the Company's Common Stock since the Company's organization.





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



Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

     SCI directly owns, and Lee Sanders beneficially owns, 1,000,000 shares of Common Stock. This constitutes approximately 36.4% of the total outstanding shares of Common Stock of 2,750,250 as of August 19, 1997.

     These shares are owned of record by SCI. By virtue of the ownership and control by Mr. Sanders over SCI, Mr. Sanders and SCI share the power to vote or direct the vote and share the power to dispose of or direct the disposition of these shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer
- ---------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

         Exhibit 1         Agreement regarding filing of Schedule 13D








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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 4, 1997



                                       /s/ Lee Sanders
                                       -----------------------------------------
                                       Lee Sanders


                                       THE SANDERS COMPANIES, INC.


                                       By:  /s/ Lee Sanders
                                            ------------------------------------
                                            Lee Sanders, President







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